SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

@Road, Inc.
(Name of Issuer)

Common Stock $0.0001 PAR VALUE
(Title of Class of Securities)

04648K105
(CUSIP Number)

Irwin Kwatek
Vice President and General Counsel

Trimble Navigation Limited

935 Stewart Drive

Sunnyvale, California 94085

(408) 481-8000

With a copy to:

Thomas Ivey
Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

(650) 470-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trimble Navigation Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
California
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,686
8. Shared Voting Power 14,375,220
9. Sole Dispositive Power 1,686
10. Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,376,906
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) 23.11% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

The beneficial ownership reported in row 11 does not include 15,000 shares of Common Stock (as defined in Item 1 below) beneficially owned by Michael W. Lesyna, an executive officer of Trimble Navigation Limited, as discussed in Item 5 below.

(2)	Based on 62,212,369 shares of Common Stock (as defined in Item 1 below) issued and outstanding as of December 8, 2006.

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Roadrunner Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 14,375,220
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,375,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) 23.11% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

The beneficial ownership reported in row 11 does not include (i) 1,686 shares of Common Stock (as defined in Item 1 below) beneficially owned by Trimble Navigation Limited and (ii) 15,000 shares beneficially owned by Michael W. Lesyna, an executive officer of Trimble Navigation Limited, in each case, as discussed in Item 5 below.

(2)	Based on 62,212,369 shares of Common Stock (as defined in Item 1 below) issued and outstanding as of December 8, 2006.

Item 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (the "Common Stock"), of @Road, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 47071 Bayside Parkway, Fremont, California 94538.

Item 2. Identity and Background.

The names of the persons filing this Schedule 13D are Trimble Navigation Limited, a California corporation ("Trimble"), and Roadrunner Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Trimble ("AcquisitionCo"). Trimble provides advanced positioning product solutions, most typically to commercial and government users. The principle applications served include surveying, agriculture, machine guidance, asset and fleet management, and telecommunications infrastructure.

The business address of Trimble and AcquisitionCo. is 935 Stewart Drive, Sunnyvale, California 94085.

The name, citizenship, principal occupation and business address of each executive officer and director of Trimble and AcquisitionCo are set forth in Schedule I hereto, which is incorporated by reference herein.

During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I hereto) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Trimble and AcquisitionCo have entered into voting agreements, each dated as of December 10, 2006, with certain stockholders and each of the directors and executive officers of the Issuer, as described in Item 4 below. The voting agreements were entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and neither Trimble nor AcquisitionCo paid any additional consideration in connection with the execution and delivery of the voting agreements.

Item 4. Purpose of Transaction.

On December 10, 2006, the Issuer, Trimble and AcquisitionCo, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of Trimble. The Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the "Merger") with (i) each share of the Issuer's Common Stock (the "Shares"), except for treasury shares and dissenting shares, converting into the right to receive $7.50 of merger consideration comprised of (a) $5.00 in cash and (b) $2.50 in cash and/or shares of Trimble common stock, no par value, the combination of such amount to be determined at the election of Trimble, (ii) each share of Series A-1 Redeemable Preferred Stock, par value $0.001 per share, of the Issuer and each share of Series A-2 Redeemable Preferred Stock, par value $0.001 per share, of the Issuer converting into the right to receive an amount in cash equal to $100.00 plus all declared or accumulated but unpaid dividends with respect to such shares as of immediately prior to the effective time of the Merger and (iii) each share of Series B-1 Redeemable Preferred Stock, par value $0.001 per share, of the Issuer and each share of Series B-2 Redeemable Preferred Stock, par value $0.001 per share, of the Issuer converting into the right to receive an amount in cash equal to $831.39 plus all declared or accumulated but unpaid dividends with respect to such shares as of immediately prior to the effective time of the Merger (collectively, the "Merger Consideration") following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval for the transactions contemplated thereby.

In connection with the Merger Agreement, and as a condition and inducement to Trimble's willingness to enter into the Merger Agreement, (i) Institutional Venture Partners VIII, L.P., (ii) IVM Investment Fund VIII, LLC, (iii) IVM Investment Fund VIII-A, LLC, (iv) Institutional Venture Partners X, L.P., (v) Institutional Venture Partners X GmbH & Co. Beteiligungs KG, (vi) T. Peter Thomas, (vii) James Davis, (viii) Kris Chellam, (ix) Charles Levine, (x) Padmaprakash Iyer, (xi) Michael Martini, (xii) Kenneth Colby, (xiii) Leo Jolicoeur, (xiv) Thomas Allen, (xv) Michael Walker and (xvi) Krish Panu (collectively, the "Principal Stockholders") entered into voting agreements with Trimble, each dated as of December 10, 2006 (each, a "Voting Agreement") with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the "Owned Shares"). The Owned Shares include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

Pursuant to the Voting Agreements, each of the Principal Stockholders appointed each of Mark Harrington and Irwin Kwatek, both of whom are executives officers of Trimble, as such Principal Stockholder's proxy and attorney-in-fact to vote and act on each such Principal Stockholder's behalf and in each such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment of any such meeting.

Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to grant any subsequent proxy with respect to such Principal Stockholder's Owned Shares. Each Principal Stockholder further irrevocably and unconditionally agreed (i) to vote the Owned Shares in favor of the Merger Agreement and the consummation of the Merger; (ii) to vote against any opposing or competing proposal and (iii) to vote against any action, agreement or proposal that would be inconsistent with or frustrate the purposes of the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Each Principal Stockholder also agreed that he will not (a) sell, pledge, assign, transfer or dispose of, or grant an option, contract or other arrangement with respect to the Owned Shares to any other person or otherwise reduce such Principal Stockholder's beneficial ownership of the Owned Shares or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a proxy or power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares. Each Principal Stockholder further agreed that the Voting Agreement and each Principal Stockholder's obligations thereunder attached to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

The Voting Agreements terminate on the earlier of (i) the closing of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the form of Voting Agreement, attached as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) Trimble and AcquisitionCo, pursuant to the Voting Agreements, have acquired the right to vote in favor of the Merger (as described in Item 4 above) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Trimble and AcquisitionCo may be deemed to have shared beneficial ownership of 14,375,220 Shares, representing approximately 23.11% of the outstanding Shares. Trimble and AcquisitionCo and the other persons named in Item 2 disclaim beneficial ownership of such Shares.

Trimble, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, beneficially owns an additional 1,686 Shares, representing approximately 0.003% of the outstanding Shares. AcquisitionCo and the other persons named in Item 2 (other than Trimble) disclaim beneficial ownership of such Shares.

Michael W. Lesyna, an executive officer of Trimble, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, beneficially owns 15,000 Shares, representing approximately 0.02% of the outstanding Shares. Trimble and AcquisitionCo and the other persons named in Item 2 (other than Mr. Lesyna) disclaim beneficial ownership of such Shares.

(b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Trimble and AcquisitionCo may be deemed to have shared power to vote or to direct the voting of 14,375,220 Shares pursuant to the Voting Agreements as described in Item 4 above.

As discussed in Item 5(a) above and for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, (i) Trimble has the sole voting and investment power with respect to the 1,686 Shares also beneficially owned by it and (ii) Michael W. Lesyna has sole voting and investment power with respect to the 15,000 Shares beneficially owned by him. Except as set forth in this Schedule 13D, to the knowledge of Trimble and AcquisitionCo, no other person named in Item 2 beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Trimble or AcquisitionCo or, to the knowledge of Trimble or AcquisitionCo, the other persons named in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibit 2.1 and Exhibit 2.2 to Trimble's Form 8-K filed on December 11, 2006 and are incorporated herein by reference. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Trimble and AcquisitionCo, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1

Agreement and Plan of Merger, by and among Trimble Navigation Limited, Roadrunner Acquisition Corp. and @Road, Inc., dated as of December 10, 2006 (incorporated herein by reference to Exhibit 2.1 to Trimble's Current Report on Form 8-K, filed December 11, 2006 (Commission File No. 0-18645)).

Exhibit 99.2

Form of Voting Agreement, by and among Trimble Navigation Limited, Roadrunner Acquisition Corp. and certain stockholders of @Road, Inc., dated as of December 10, 2006 (incorporated herein by reference to Exhibit 2.2 to Trimble's Current Report on Form 8-K, filed December 11, 2006 (Commission File No. 0-18645)).

Exhibit 99.3	Joint Filing Agreement, dated December 20, 2006, by and between Trimble Navigation Limited and Roadrunner Acquisition Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

TRIMBLE NAVIGATION LIMITED

By:	/s/ Irwin Kwatek
Name: Irwin Kwatek
Title: Vice President

ROADRUNNER ACQUISITION CORP.

By:	/s/ Irwin Kwatek
Name: Irwin Kwatek
Title: Vice President

Dated: December 20, 2006

SCHEDULE I

Directors and Executive Officers of Trimble Navigation Limited

The following table sets forth the name and present principal occupation of each of the executive officers and directors of Trimble Navigation Limited. Unless otherwise indicated, the current business address of each of these individuals at Trimble Navigation Limited is 935 Stewart Drive, Sunnyvale, California 94085, and each of these individuals is a citizen of the United States of America.

Name and Business or Home Address and Citizenship	Position with Trimble Navigation Limited and Present Principal Occupation or Employment
Steven W. Berglund	President, Chief Executive Officer and Member of the Board of Directors of Trimble Navigation Limited
Robert S. Cooper	Chairman of the Board of Directors and Nominating Committee and Member of the Compensation Committee of Trimble Navigation Limited
John B. Goodrich	Secretary, Member of the Board of Directors, Nominating Committee and Finance Committee and Chairman of the Compensation Committee of Trimble Navigation Limited

William Hart	Member of the Board of Directors, Audit Committee and Compensation Committee and Chairman of the Finance Committee of Trimble Navigation Limited
Ulf Johansson (Sweden)	Member of the Board of Directors and Finance Committee and Chairman of the Audit Committee of Trimble Navigation Limited
Bradford W. Parkinson

Member of the Board of Directors and Audit Committee of Trimble Navigation Limited

Edward C. Wells Endowed Chair Professor (Emeritus) and Professor of Aeronautics and Astronautics at Stanford University

Nickolas W. Vande Steeg	Member of the Board of Directors and Compensation Committee of Trimble Navigation Limited President and Chief Operating Officer of Parker Hannifin Corporation
Rajat Bahri	Chief Financial Officer of Trimble Navigation Limited
Mark Harrington	Vice President, Strategy and Business Development of Trimble Navigation Limited
Joseph F. Denniston, Jr.	Vice President, Operations Trimble Navigation Limited
Debi Hirshlag	Vice President, Human Resources of Trimble Navigation Limited
Irwin L. Kwatek	Vice President, General Counsel of Trimble Navigation Limited
Bryn Fosburgh	Vice President and General Manager, Engineering and Construction Division of Trimble Navigation Limited

Michael W. Lesyna	Vice President, Business Transformation of Trimble Navigation Limited
Bruce E. Peetz	Vice President, Advanced Technology and Systems of Trimble Navigation Limited
Alan R. Townsend (New Zealand)	Vice President and General Manager, Field Solutions of Trimble Navigation Limited
Dennis L. Workman	Vice President and General Manager, Component Technologies of Trimble Navigation Limited
Rick Beyer	Vice President, Mobile Solutions of Trimble Navigation Limited
John E. Huey	Treasurer of Trimble Navigation Limited

Directors and Executive Officers of Roadrunner Acquisition Corp.

The following table sets forth the name and present principal occupation of each of the executive officers and directors of Roadrunner Acquisition Corp. Unless otherwise indicated, the current business address of each of these individuals at Roadrunner Acquisition Corp. is 935 Stewart Drive, Sunnyvale, California 94085, and each of these individuals is a citizen of the United States of America.

Name and Business or Home Address and Citizenship	Position with Roadrunner Acquisition Corp. and Present Principal Occupation or Employment
Steven W. Berglund	President and Member of the Board of Directors of Roadrunner Acquisition Corp. President, Chief Executive Officer and Member of the Board of Directors of Trimble Navigation Limited
Mark Harrington	Vice President, Treasurer and Member of the Board of Directors of Roadrunner Acquisition Corp. Vice President, Strategy and Business Development of Trimble Navigation Limited
Irwin L. Kwatek	Vice President, Secretary and Member of the Board of Directors of Roadrunner Acquisition Corp. Vice President, General Counsel of Trimble Navigation Limited